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Exhibit 99.2

WESTPAC BANKING CORPORATION
ABN 33 007 457 141

INTERIM FINANCIAL REPORT

31 MARCH 2003

Directors' Report

        The Directors of Westpac Banking Corporation ("the Parent Entity") present their report together with the financial statements of the consolidated Group, being Westpac and its controlled entities (collectively referred to as the "Group") for the half-year ended 31 March 2003.

Directors

        The names of the Directors of the Parent Entity holding office at any time during, and since the end of, the half-year and the period for which each has served as a Director are set out below:

Leon Davis	Chairman since December 2000 Director since November 1999
David Morgan	Managing Director and Chief Executive Officer since March 1999 Director since November 1997
Barry Capp	Director since May 1993
David Crawford	Director since May 2002
The Hon Sir Llewellyn Edwards	Director since November 1988
Edward Evans	Director since November 2001
John Fairfax	Director since December 1996
Carolyn Hewson	Director since February 2003
Helen Lynch	Director since November 1997

Review and results of the Group's operations during the half-year

        The net profit of the Group for the half-year ended 31 March 2003, after tax and outside equity interests, was $1,051 million compared with $1,018 million for the half-year ended 31 March 2002, an increase of 3%.

        Net operating income increased 3% to $3,635 million and net interest income increased 2% to $2,206 million compared to the half-year ended 31 March 2002. The 2% increase in net interest income was assisted by 10% growth in average interest earning assets. Operating expenses increased 8% to $1,935 million and earnings per share grew 2% to 56.0 cents compared to the half-year ended 31 March 2002.

        An interim dividend for the half-year ended 31 March 2003 of 38 cents per fully paid ordinary share, estimated to be $693 million has been determined and will be paid on 4 July 2003. The dividend will be fully franked. The current interim dividend is an increase of 12% over the 2002 interim dividend which was also fully franked.

        On 31 October 2002, Westpac acquired most of the BT Funds Management businesses (BTFM) for $900 million. BTFM now forms part of our wealth management business together rebranded BT Financial Group (BTFG). On 16 October 2002, Westpac acquired a 51% shareholding in Hastings Funds Management Limited for $36 million.

Rounding of amounts

        In accordance with ASIC Class Order 98/0100, all amounts have been rounded to the nearest million dollars unless otherwise stated.

        Signed in accordance with a resolution of the Board of Directors.

L.A. Davis	D.R. Morgan
Chairman	Managing Director and Chief Executive Officer
Sydney
8 May 2003

Westpac Banking Corporation and its controlled entities

Consolidated statement of financial performance
For the half-year ended 31 March 2003

	Half-year to
	31 March 2003 $m	30 September 2002 $m	31 March 2002 $m
Interest income	4,875	4,616	4,604
Tax equivalent gross up(1)	98	72	67
Interest expense	(2,767)	(2,563)	(2,511)

Net interest income (including gross up)	2,206	2,125	2,160

Non-interest income:
Fees and commissions received	1,220	1,157	1,109
Fees and commissions paid	(344)	(278)	(282)
Proceeds from sale of assets	251	2,858	736
Carrying value of assets sold	(241)	(2,071)	(689)
Wealth management revenue	387	(633)	737
Life insurance claims and change in policy liabilities	(30)	659	(421)
Other non-interest income	186	(76)	172

Total non-interest income	1,429	1,616	1,362

Net operating income (including gross up)	3,635	3,741	3,522

Operating expenses:
Salaries and other staff expenses	(898)	(1,006)	(823)
Equipment and occupancy expenses	(296)	(298)	(291)
Other expenses	(741)	(903)	(674)

Total operating expenses	(1,935)	(2,207)	(1,788)

Operating profit before bad and doubtful debts (including gross up)	1,700	1,534	1,734
Bad and doubtful debts	(214)	(190)	(271)
Tax equivalent gross up(1)	(98)	(72)	(67)

Profit from ordinary activities before income tax expense	1,388	1,272	1,396
Income tax expense	(333)	(95)	(376)

Net profit	1,055	1,177	1,020
Net profit attributable to outside equity interests	(4)	(3)	(2)

Net profit attributable to equity holders of Westpac Banking Corporation	1,051	1,174	1,018

Foreign currency translation reserve adjustment	(70)	(25)	(51)

Total revenues, expenses and valuation adjustments attributable to equity holders of Westpac Banking Corporation recognised directly in equity	(70)	(25)	(51)

Total changes in equity other than those resulting from transactions with owners as owners	981	1,149	967

Earnings (in cents) per ordinary share after deducting distributions on other equity instruments
Basic	56.0	63.5	54.8
Fully diluted	55.9	63.4	54.5

The above consolidated statement of financial performance should be read in conjunction with the accompanying notes.

(1)
The Group has entered into various tax effective financing transactions that derive income that is subject to either a reduced or zero rate of income tax. The impact of this is reflected in lower income tax expense and interest income. In order to provide improved comparability, this income is presented on a tax equivalent basis.

Westpac Banking Corporation and its controlled entities

Consolidated statement of financial position
As at 31 March 2003

	Note	31 March 2003 $m	30 September 2002 $m	31 March 2002 $m
Assets
Cash and balances with central banks		1,924	1,669	2,127
Due from other financial institutions		5,010	5,242	5,937
Trading securities		7,617	10,643	10,014
Investment securities		4,265	3,313	2,751
Loans		149,890	135,870	133,282
Acceptances of customers		3,883	4,788	4,793
Life insurance assets		9,936	7,566	7,843
Regulatory deposits with central banks overseas		355	455	452
Goodwill		2,599	1,754	1,449
Fixed assets		866	815	931
Deferred tax assets		729	587	446
Other assets		19,356	18,335	16,167

Total assets		206,430	191,037	186,192

Liabilities
Due to other financial institutions		3,646	4,731	6,867
Deposits and public borrowings		122,029	110,763	109,292
Debt issues		29,764	27,575	24,856
Acceptances		3,883	4,788	4,793
Current tax liabilities		234	537	326
Deferred tax liabilities		55	80	332
Life insurance policy liabilities		9,348	7,163	7,538
Provisions		447	1,093	1,002
Other liabilities		20,012	19,327	16,418

Total liabilities excluding loan capital		189,418	176,057	171,424

Loan capital
Subordinated bonds, notes and debentures		4,082	3,795	3,846
Subordinated perpetual notes		646	717	734

Total loan capital		4,728	4,512	4,580

Total liabilities		194,146	180,569	176,004

Net assets		12,284	10,468	10,188

Equity
Parent entity interest:
Ordinary shares		3,708	3,503	1,764
Reserves		16	82	2,915
Retained profits		6,947	5,930	4,546

Total parent entity interest		10,671	9,515	9,225

Other equity interests:
New Zealand Class shares		471	471	482
Trust originated preferred securities (TOPrSSM)		465	465	465
Fixed interest resettable trust securities (FIRsTS)		655	—	—

Total other equity interests		1,591	936	947

Total equity attributable to equity holders of Westpac Banking Corporation		12,262	10,451	10,172
Outside equity interests in controlled entities		22	17	16

Total equity		12,284	10,468	10,188

Contingent liabilities and credit commitments	5

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

Westpac Banking Corporation and its controlled entities

Statements of cash flows
For the half-year ended 31 March 2003

		Half-year ended
	Note	31 March 2003 $m	30 September 2002 $m	31 March 2002 $m
Cash flows from operating activities
Interest received		4,791	4,496	4,634
Interest paid		(2,711)	(2,615)	(2,654)
Dividends received		15	14	13
Other non-interest income received		2,395	1,016	2,695
Operating expenses paid		(1,613)	(2,092)	(1,199)
Net (increase)/decrease in trading securities		1,474	(348)	(443)
Income tax paid		(651)	(205)	(494)
Life business:
receipts from policyholders and customers		1,204	1,394	1,137
interest and other items of similar nature		42	(37)	95
dividends received		127	224	99
payments to policyholders and suppliers		(1,241)	(773)	(1,188)
income tax paid		(83)	2	(5)

Net cash provided by operating activities	7	3,749	1,076	2,690

Cash flows from investing activities
Proceeds from sale of investment securities		151	65	427
Proceeds from matured investment securities		722	193	142
Purchase of investment securities		(1,763)	(1,317)	(556)
Proceeds from securitised loans		170	133	2,339
Net (increase)/decrease in:
due from other financial institutions		331	730	(942)
loans		(13,774)	(11,267)	(14,234)
life insurance assets		(222)	(210)	(106)
regulatory deposits with central banks overseas		69	(31)	12
due from controlled entities		—	—	—
other assets		(931)	(82)	(885)
Purchase of fixed assets		(174)	(198)	(86)
Proceeds from disposal of fixed assets		29	195	67
Proceeds from disposal of other investments		9	122	124
Controlled entities and businesses acquired, net of cash acquired	7	(817)	(328)	—
Controlled entities and businesses disposed, net of cash held	7	62	2,136	—

Net cash used in investing activities		(16,138)	(9,859)	(13,698)

Cash flows from financing activities
Issue of loan capital		1,148	—	—
Redemption of loan capital		(637)	—	—
Issue of long term bonds, notes and commercial paper			—	—
Redemption of long term bonds, notes and commercial paper			—	—
Proceeds from issue of ordinary shares		27	37	54
Proceeds from issue of FIRsTS
(net of issue costs of $12m)		655	—	—
Buyback of shares		—	(408)	—
Net increase/(decrease) in:
due to other financial institutions		(987)	(2,007)	1,058
deposits and public borrowings		10,656	6,257	13,838
life business investments			—	—
debt issues		2,814	4,490	(1,995)
other liabilities		(527)	445	(399)
Payment of distributions and dividends		(507)	(482)	(495)
Payment of dividends to outside equity interests		(4)	(2)	—

Net cash provided by financing activities		12,638	8,330	12,061

Net increase/(decrease) in cash and cash equivalents		249	(453)	1,053
Effect of exchange rate changes on cash and cash equivalents		6	(5)	(5)
Cash and cash equivalents at the beginning of financial period		1,669	2,127	1,079

Cash and cash equivalents at end of the financial period		1,924	1,669	2,127

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the consolidated financial statements
For the half-year ended 31 March 2003

Westpac Banking Corporation and its controlled entities

Note 1. Basis of preparation of interim financial report

        This general purpose financial report for the interim half-year reporting period ended 31 March 2003 has been prepared in accordance with the requirements for an authorised deposit-taking institution under the Banking Act 1959 (as amended), AASB 1029: Interim Financial Reporting, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board, and the Corporations Act 2001.

        This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 September 2002 and any public announcements made by Westpac Banking Corporation during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

        Other than as stated below, the accounting policies adopted in this interim financial report are consistent with those of the previous financial year and corresponding interim reporting periods. Comparative information is restated where appropriate to enhance comparability.

        In accordance with ASIC Class Order 98/0100, all amounts have been rounded to the nearest million dollars unless otherwise stated.

Change in accounting policy for providing for dividends

        A provision is only made for any dividends declared, determined or publicly recommended by the directors on or before the end of the half-year but not distributed at balance date.

        The above policy was adopted with effect from 1 October 2002 to comply with AASB 1044: Provisions, Contingent Liabilities and Contingent Assets, which has been applied to the half-year ended 31 March 2003. In previous reporting periods, in addition to providing for any dividends declared, determined or publicly recommended by the directors on or before the end of the half-year but not paid at balance date, a provision was made for dividends to be paid out of retained profits at the end of the period where the dividend was proposed, recommended or declared between the end of the period and the completion of the financial report.

        An adjustment of $651 million was made against the consolidated retained profits at the beginning of the half-year to reverse the amount provided at 30 September 2002 for the proposed final dividend for the year ended on that date. This adjustment reduced consolidated provisions and total liabilities at the beginning of the half-year by $651 million with corresponding increases in consolidated net assets, retained profits, total equity and the total dividends provided for or paid during the current half-year.

        The restatement below of consolidated retained profits, total dividends provided for or paid during the half-year and provisions show the information that would have been disclosed had the new accounting policy always been applied.

	Half-year ended
	31 March 2003 $m	30 September 2002 (Restated) $m	31 March 2002 (Restated) $m
Restatement of retained profits
Previously reported retained profits at the end of the previous reporting period	5,930	4,546	4,174
Change in accounting policy for providing for dividends	651	619	577

Restated retained profits at the beginning of the half-year	6,581	5,165	4,751
Net profit attributable to equity holders of Westpac Banking Corporation	1,051	1,174	1,018

Total available for distribution	7,632	6,339	5,769
Transfer from reserve fund	—	876	—
Aggregate of amounts transferred (to)/from other reserves	—	4	(2)
Restated dividends provided for or paid	(651)	(615)	(577)
Distributions on other equity instruments	(34)	(23)	(25)

Restated retained profits at the end of the half-year	6,947	6,581	5,165

Restatement of dividends provided for or paid
Previously reported dividends provided or paid during the half-year	651	647	619
Adjustment for change in accounting policy	—	(32)	(42)

Restated dividends provided for or paid during the half-year	651	615	577

	Half-year ended
	31 March 2003 $m	30 September 2002 (Restated) $m	31 March 2002 (Restated) $m
Restatement of liabilities—provisions
Previously reported carrying amount	447	1,093	1,002
Adjustment for change in accounting policy	—	(651)	(619)

Restated carrying amount	447	442	383

	Half-year ended
	31 March 2003 $m	30 September 2002 $m	31 March 2002 $m
Note 2. Revenue
Revenue from operating activities
Interest income (excluding gross-up)	4,875	4,616	4,604
Fees and commissions received	1,220	1,157	1,109
Proceeds from sale of investment securities	151	65	427
Wealth management revenue	387	(633)	737
Other income	186	(76)	172

	6,819	5,129	7,049
Revenue other than from outside operating activities
Proceeds from sale of fixed assets	29	195	67
Proceeds from sale of controlled entities and businesses	62	2,352	242
Proceeds from sale of other investments	9	246	—

	100	2,793	309

Total revenue	6,919	7,922	7,358

Note 3. Dividends and distributions

	Half-year ended
	31 March 2003 $m	30 September 2002 $m	31 March 2002 $m
Ordinary dividends(1)(2)
Interim ordinary dividend provided for:
Ordinary shares 38 cents per share; 31 March 2002 34 cents per share (both fully franked)	—	—	600
New Zealand Class shares 38 cents per share; 31 March 2002 34 cents per share (both fully imputed)	—	—	19
Final ordinary dividend provided for or paid:
Ordinary shares 36 cents per share (fully franked)	631	631	—
New Zealand Class shares 36 cents per share (fully imputed)	20	20	—
Over provision of dividend in prior period	—	(4)	—

Total ordinary dividends provided for or paid	651	647	619

Distributions on other equity instruments provided for or paid
Trust originated preferred securities	22	23	25
Fixed interest resettable trust securities	12	—	—

Total distributions on other equity instruments	34	23	25

Dividends not recognised at the end of the half-year(1)
Since the end of the half-year the directors have determined the payment of the following interim ordinary dividends:
Ordinary shares 38 cents per share (fully franked)	673	—	—
New Zealand Class shares 38 cents per share (fully imputed)	20	—	—

	693	—	—

(1)
Following the change in accounting policy for providing for dividends, as set out in note 1, a liability has not been recognised for the interim dividend proposed subsequent to 31 March 2003 and expected to be paid on 4 July 2003.

(2)
Due to the change in accounting policy for dividend provisions, dividends previously provided for in the 30 September 2002 half-year are now shown as being paid in the 31 March 2003 half-year.

Note 4. Equity securities issued

Ordinary shares

        In addition to the issue of equity securities as disclosed in the consolidated statement of cash flows, the following ordinary shares were issued during the period, all of which were to shareholders under the Dividend Reinvestment Plan:

        12,734,405 (31 March 2002: 7,469,351) ordinary shares at a price of $13.99 (31 March 2002: $14.37).

Fixed interest resettable trust securities (FIRsTS)

        A Westpac controlled entity, Westpac First Trust issued 6,671,140 Westpac FIRsTS at $100 each on 19 December 2002. The Westpac FIRsTS are units in Westpac First Trust with non-cumulative distributions. The material assets of Westpac First Trust are 6,671,140 preferred units issued by another Westpac controlled entity, Westpac Second Trust. The preferred units have an issue price of $100.

Westpac Second Trust has issued an ordinary unit with an issue price of $100 to Westpac Alpha Limited. The material assets of Westpac Second Trust are convertible debentures issued by Westpac in an aggregate amount of NZ$731,156,944 and a currency swap with Westpac.

        Westpac FIRsTS are expected to pay quarterly distributions until 31 December 2007 (the first rollover date) based on annual interest rate of 6.575%. The distributions are ultimately sourced from interest paid by Westpac on the convertible debentures. On 31 December 2007 and each rollover date after that, Westpac can vary some of the terms of the convertible debentures including the interest rate. On these rollover dates Westpac is also entitled to set the next rollover date which must be an interest payment date at least 12 months later. Any variations will have a corresponding effect on the expected distribution rate and other features (such as distribution frequency) of the preferred units and the Westpac FIRsTS.

        The holders of Westpac FIRsTS can request Westpac to exchange their Westpac FIRsTS on each rollover date or upon occurrence of certain control events (such as a takeover bid involving the acquisition of a majority interest in Westpac). The holders will receive for each Westpac FIRsTS, at Westpac's discretion, $100 cash (subject to APRA approval) or Westpac ordinary shares calculated in accordance with the applicable exchange ratio.

        Westpac can require holders to exchange their Westpac FIRsTS for $100 cash (subject to APRA approval) or a variable number of Westpac ordinary shares calculated in accordance with the applicable exchange ratio, in the following circumstances:

  •
  on each rollover date or on distribution payment dates after the first rollover date if the distribution rate applying to the Westpac FIRsTS at that date is a floating rate;

  •
  at any time upon the occurrence of certain tax or regulatory events; or

  •
  at any time where the Westpac FIRsTS holders attempt to change the constitution of Westpac First Trust or its responsible entity without Westpac's consent or Westpac First Trust's responsible entity's ability to redeem the Westpac FIRsTS or Westpac's ability to acquire the Westpac FIRsTS, becomes impaired.

        The Westpac FIRsTS will automatically convert into a variable number of Westpac ordinary shares calculated in accordance with the applicable exchange ratio on occurrence of certain APRA regulatory actions affecting Westpac, Westpac's retained earnings falling below zero or an event of default (which includes where a process to liquidate Westpac commences or Westpac ceases or suspends all of its business).

        Payment of distributions on Westpac FIRsTS ultimately depends on whether interest is paid on the convertible debentures and distribution of that interest through Westpac Second Trust and Westpac First Trust to the holders of Westpac FIRsTS. The convertible debentures are unsecured obligations of Westpac and rank subordinate and junior in right of payment of principal and interest to Westpac's obligations to depositors and creditors, other than subordinated creditors holding subordinated indebtedness that is stated to rank equally with, or junior to the convertible debentures. To become payable, interest on the convertible debentures must be declared by a specially constituted committee appointed by the Board of Directors of Westpac. This committee must not declare interest payable if special deferral conditions arise such as where APRA objects to interest being paid or if Westpac has insufficient distributable profits available.

        The convertible debentures may convert into Westpac preference shares (or alternative securities with equivalent terms if Westpac is under a legal impediment preventing issue of preference shares) or Westpac ordinary shares in certain circumstances. They will automatically convert into a fixed number of Westpac preference shares on 19 December 2052 or where Westpac fails to pay scheduled distributions on the convertible debentures and that failure continues unremedied for a period of 21 days.

The convertible debentures will automatically convert into a variable number of Westpac ordinary shares calculated in accordance with the applicable exchange ratio on the occurrence of certain APRA regulatory actions affecting Westpac, Westpac's retained earnings falling below zero or an event of default. Westpac may elect to convert the convertible debentures into Westpac ordinary shares in certain limited circumstances, such as where its ability to acquire or redeem Westpac FIRsTS is threatened. On conversion to Westpac ordinary shares, Westpac FIRsTS will be automatically redeemed in exchange for the ordinary shares.

        Where Westpac has acquired Westpac FIRsTS, an amount of convertible debentures must be redeemed for cash (subject to APRA approval) if Westpac has required redemption of those Westpac FIRsTS by Westpac First Trust. The convertible debentures may also be redeemed for cash (subject to APRA approval) in other limited circumstances, such as where the ability of Westpac to acquire or redeem Westpac FIRsTS is threatened.

        Under the currency swap Westpac Second Trust initially paid to Westpac an amount equal to the proceeds of the issue of preferred units and Westpac paid to Westpac Second Trust the New Zealand dollar equivalent of that amount using a fixed exchange rate of A$1.00 = NZ$1.096. Westpac Second Trust is also required to pay to Westpac any amount in New Zealand dollars it receives under the convertible debentures, in return for an amount from Westpac denominated in Australian dollars equal to a margin over the applicable Australian dollar swap rate. The margin is the same as that on the convertible debentures.

        A payment direction has been entered into between Westpac and Westpac Second Trust. Pursuant to it, interest otherwise payable to Westpac Second Trust on the convertible debentures will be treated as payment by Westpac Second Trust to Westpac under the currency swap. In return, Westpac will pay Australian dollars to Westpac Second Trust under the currency swap equal to the New Zealand dollars it receives from Westpac Second Trust under the currency swap (calculated by reference to the fixed exchange rate). As a consequence of the terms of the currency swap, and the payment direction, the convertible debentures are treated as an Australian dollar denominated instrument.

Note 5. Contingent liabilities and credit commitments

        The Group is a party to financial instruments with off-balance sheet credit risk in the normal course of business to meet the financing needs of its customers and in managing its own risk profile. These financial instruments include commitments to extend credit, bill endorsements, financial guarantees, standby letters of credit and underwriting facilities.

        The Group's exposure to credit loss in the event of non-performance by the other party to such financial instruments is represented by the contract or notional amount of those instruments. However, some commitments to extend credit and provide underwriting facilities can be cancelled or revoked at any time at the Group's option.

        The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

        The Group takes collateral where it is considered necessary to support both on and off-balance sheet financial instruments with credit risk. The Group evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral taken, if deemed necessary, on the provision of a financial facility is based on management's credit evaluation of the counterparty. The collateral taken varies but may include cash deposits, receivables, inventory, plant and equipment, real estate and investments.

        The Group is obliged to repurchase securitised loans where there is a breach of warranty within 120 days of sale, or where the securitised loans cease to conform with the terms and conditions of the Westpac Securitisation Trust program.

        Off-balance sheet credit-risk related financial instruments are as follows:

	31 March 2003		30 September 2002		31 March 2002
	Contract or Notional Amount $m	Credit Equivalent(1) $m	Contract or Notional Amount $m	Credit Equivalent(1) $m	Contract or Notional Amount $m	Credit Equivalent(1) $m
Credit-risk related instruments
Standby letters of credit and financial guarantees(2)	4,932	4,932	6,001	6,001	1,589	1,589
Trade letters of credit(3)	410	85	389	78	366	73
Non-financial guarantees(4)	4,530	2,265	4,396	2,198	4,291	2,146
Commitments to extend credit:
Residual maturity less than 1 year(5)	34,460	—	34,227	—	37,580	—
Residual maturity 1 year or more	13,118	6,559	11,290	5,645	15,096	7,548
Other commitments(6)	6,670	11,844	6,725	10,172	3,316	6,673

Total credit-risk related instruments	64,120	25,685	63,028	24,094	62,238	18,029

Note 6. Contingent liabilities and credit commitments

Additional liabilities and commitments

Litigation

        Contingent liabilities exist in respect of actual and potential claims and proceedings. An assessment of the Group's likely loss has been made on a case-by-case basis and a provision has been made where appropriate within the provision for bad and doubtful debts or the provision for non-lending losses.

Liquidity support

        In accordance with the Regulations of the Australian Payments Clearing Association (APCA), Westpac may be required to provide liquidity support for any other APCA member that fails to settle its clearing obligations.

(1)
Credit equivalents are determined in accordance with the APRA risk-weighted capital adequacy guidelines.

(2)
Includes $2.5 billion credit indemnity provided on AGC business finance loans.

(3)
Trade letters of credit are for terms up to one year secured against an underlying shipment of goods or backed by a confirmatory letter from another bank.

(4)
Non-financial guarantees include other trade related letters of credit and obligations backing the performance of commercial contracts.

(5)
The credit conversion factor is 0% for credit commitments with a residual maturity of less than one year or which can be unconditionally cancelled by the Group at any time without notice.

(6)
Other commitments include forward purchases of assets, forward deposits, underwriting commitments and credit derivatives.

        In addition, Westpac is a participant to the Interbank Deposit Agreement along with three other Australian banks. In accordance with the Interbank Deposit Agreement, a deposit notice may be served upon the other participants by a bank which is experiencing liquidity problems. The other participants are then required to deposit equal amounts of up to $2 billion each for a period of 30 days. At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposit.

Significant long term contracts

        On 7 March 2003 Westpac executed an agreement for lease with Leighton Properties Pty Limited ("Leightons") in relation to the consolidation of ten existing Sydney CBD office sites into a single 33-storey commercial office building to be developed on a site bounded by Kent, Erskine, Napoleon and Sussex Streets ("KENS"). The lease will commence on completion of building and will be for an initial term of 12 years with three six-year options to extend. The development is to be undertaken by a trust specifically established for the transaction. The trust has contracted Leightons to undertake the requisite works. Total development costs are expected to be approximately $600 million. Westpac has agreed to provide the trust with a development finance facility to fund the project.

        On 30 September 2002, Westpac entered into an agreement with First Data Resources Australia Limited ("First Data") to provide a managed service for our cards processing. First Data assumed responsibility for the Group's Australasian cards processing in phases from October 2002. Westpac retains control of our cards sales, credit, collections and customer service functions. The estimated costs to be paid by Westpac over the life of the multi-year agreement are approximately $100 million.

        On 1 October 2001, Westpac entered into a ten year agreement with EDS (Business Process Administration) Pty Limited whereby they provide mortgage and other processing services in connection with the mortgage loan portfolio. Westpac continues to perform the sales, credit and collection functions related to our home loan mortgage business. The estimated costs to be paid by Westpac over the life of the multi-year agreement are approximately $1 billion.

Other matters

        On 8 April 2003 Westpac announced that it had brought to the attention of the New Zealand Securities Commission an apparent technical non-compliance by BT Funds Management (BTFM) with New Zealand securities regulations. This involved the late filing by BTFM of documents required to be lodged with the New Zealand Registrar of Companies. This non-compliance occurred prior to the Group acquiring BTFM in October 2002.

        The Group has a specific indemnity from the Principal Financial Group for this issue. It is not expected there will be any material financial cost to the Group arising from these circumstances.

Note 6. Group segment information

        The basis of reporting reflects the management of the business within the Group, rather than the legal structure of the Group. The business segment results have been presented on a management reporting basis and consequently internal charges and transfer pricing adjustments have been reflected in the performance of each business segment. Intersegment pricing is determined on an arm's length basis.

        The business segments are defined by the customers they service and the services they provide. The Business and Consumer Banking segment consists of the combined results of Consumer Distribution, Business and Regional Banking Distribution and Consumer and Business Products. The BT Financial Group designs, manufactures and services financial products that enable customers to achieve their financial goals through the accumulation, management and protection of personal wealth. The Institutional Banking segment represents primarily corporations and institutional customers either based in, or with interests in, Australia and New Zealand, and also provides certain services to middle-market business banking customers in Australia and New Zealand. The New Zealand segment comprises the retail operations of this region. Other includes the results of Business and Technology Solutions and Services, Group Treasury, Pacific Banking and Head Office functions. The majority of the direct operating expenses of Other are recharged back to the business segments as indicated in the internal charges line within operating expenses.

        The 31 March 2002 half-year results included a $46 million credit after tax for the change in excess of net embedded value over net assets of life insurance controlled entities which was reversed in the following half-year as a result of a restructure of the wealth management business. The September 2002 half-year results also included a number of other one off items.

Half-year 31 March 2003	Business and Consumer Banking $m	BT Financial Group $m	Institutional Banking $m	New Zealand $m	Other $m	Total $m
Revenue from external customers	4,260	497	1,000	930	232	6,919
Internal revenue	1,112	34	260	(20)	(1,386)	—

Total segment revenue	5,372	531	1,260	910	(1,154)	6,919

Interest income(1)	3,388	36	747	699	103	4,973
Interest expense	(1,594)	(2)	(297)	(324)	(550)	(2,767)
Internal charges(2)	(282)	5	(152)	(29)	458	—

Net interest income	1,512	39	298	346	11	2,206
Net non-interest income	535	361	244	158	131	1,429
Internal charges(2)	77	(97)	17	—	3	—

Total operating income	2,124	303	559	504	145	3,635

Depreciation and goodwill amortisation	(40)	(34)	(7)	(34)	(94)	(209)
Other non-cash expenses	(38)	(3)	(6)	(1)	(67)	(115)
Other operating expenses	(803)	(174)	(159)	(214)	(261)	(1,611)
Internal charges(2)	(293)	(9)	(62)	(10)	374	—

Total operating expenses	(1,174)	(220)	(234)	(259)	(48)	(1,935)
Bad and doubtful debts	(149)	—	(43)	(22)	—	(214)

Operating profit before income tax	801	83	282	223	97	1,486
Income tax expense(1)	(250)	(25)	(79)	(79)	2	(431)
Outside equity interest	—	—	(1)	(1)	(2)	(4)

Net profit	551	58	202	143	97	1,051

Total assets	110,549	13,555	50,200	22,262	9,864	206,430
Total liabilities
Acquisition of fixed assets	79,483	9,771	34,299	22,227	48,366	194,146
and goodwill	9	841	42	38	115	1,045

(1)
Interest income and income tax expense includes tax equivalent gross up of $98 million.

(2)
Internal charges are eliminated on consolidation.

Half-year 30 September 2002	Business and Consumer Banking $m	BT Financial Group $m	Institutional Banking $m	New Zealand $m	Other $m	Total $m
Revenue from external customers	5,875	(661)	721	(5,468)	7,455	7,922
Internal revenue	85	14	289	18	(406)	—

Total segment revenue	5,960	(647)	1,010	(5,450)	7,049	7,922

Interest income(1)	2,992	21	549	658	468	4,688
Interest expense	(743)	—	(243)	(308)	(1,269)	(2,563)
Internal charges(2)	(765)	(7)	(66)	(9)	847	—

Net interest income	1,484	14	240	341	46	2,125
Net non-interest income	586	55	201	147	627	1,616
Internal charges(2)	67	(102)	14	1	20	—

Total operating income	2,137	(33)	455	489	693	3,741

Depreciation and goodwill amortisation	(43)	(5)	(11)	(38)	(94)	(191)
Other non-cash expenses	(36)	(3)	(5)	(1)	(247)	(292)
Other operating expenses	(715)	(83)	(146)	(190)	(590)	(1,724)
Internal charges(2)	(385)	(18)	(39)	(8)	450	—

Total operating expenses	(1,179)	(109)	(201)	(237)	(481)	(2,207)
Bad and doubtful debts	(175)	—	(45)	(18)	48	(190)

Operating profit before income tax	783	(142)	209	234	260	1,344
Income tax expense(1)	(237)	34	(58)	(81)	175	(167)
Outside equity interest	—	—	—	(1)	(2)	(3)

Net profit	546	(108)	151	152	433	1,174

Total assets	101,612	9,099	49,125	19,944	11,257	191,037
Total liabilities	76,513	7,342	37,361	21,403	37,950	180,569
Acquisition of fixed assets and goodwill	194	332	4	59	(61)	528

(1)
Interest income and income tax expense includes tax equivalent gross up of $72 million.

(2)
Internal charges are eliminated on consolidation.

Half-year 31 March 2002	Business and Consumer Banking $m	BT Financial Group $m	Institutional Banking $m	New Zealand $m	Other[4] $m	Total $m
Revenue from external customers	4,265	745	1,099	7,994	(6,745)	7,358
Internal revenue	1,543	17	235	16	(1,811)	—

Total segment revenue	5,808	762	1,334	8,010	(8,556)	7,358

Interest income(1)	3,624	16	523	615	(107)	4,671
Interest expense	(1,963)	—	(256)	(321)	29	(2,511)
Internal charges(2)	(29)	(1)	(27)	16	41	—

Net interest income	1,632	15	240	310	(37)	2,160
Net non-interest income(3)	543	314	245	142	118	1,362
Internal charges(4)	56	(100)	19	1	24	—

Total operating income	2,231	229	504	453	105	3,522

Depreciation and goodwill amortisation	(47)	(8)	(11)	(37)	(79)	(182)
Other non-cash expenses	(41)	(2)	(6)	(2)	(48)	(99)
Other operating expenses	(751)	(52)	(151)	(209)	(344)	(1,507)
Internal charges(2)	(381)	(17)	(38)	(8)	444	—

Total operating expenses	(1,220)	(79)	(206)	(256)	(27)	(1,788)
Bad and doubtful debts	(193)	(94)	(33)	49	(271)

Operating profit before income tax	818	150	204	164	127	1,463
Income tax expense(1)	(251)	(27)	(79)	(64)	(22)	(443)
Outside equity interest	—	—	—	—	(2)	(2)

Net profit	567	123	125	100	103	1,018

Total assets	102,935	9,668	42,199	19,223	12,167	186,192
Total liabilities	74,384	7,752	33,420	19,299	41,149	176,004
Acquisition of fixed assets and goodwill	6	1	2	15	62	86

(1)
Interest income and income tax expense includes tax equivalent gross up of $67 million.

(2)
Internal charges are eliminated on consolidation.

(3)
Net non-interest income, Other segment includes a gain of $26 million from the disposal of our remaining interest in 60 Martin Place.

(4)
The Other segment includes a $43 million reclassification of bad debt charges to non-interest income to align our management accounting result with financial reporting requirements.

Note 7. Statement of cash flows

For the half-year ended 31 March 2003

	Half-year to
	31 March 2003 $m	30 September 2002 $m	31 March 2002 $m
Reconciliation of net cash provided by operating activities to net profit attributable to equity holders of Westpac Banking Corporation
Net profit attributable to equity holders of Westpac Banking Corporation	1,051	1,174	1,018
Adjustments: Outside equity interests	4	3	2
Depreciation and goodwill amortisation	209	191	182
Increase/(decrease) in sundry provisions and other non-cash items	(750)	138	(618)
Bad and doubtful debts	167	57	320
(Increase)/decrease in other financial market asset and liabilities	2,095	65	2,479
(Increase)/decrease in trading securities	1,474	(348)	(443)
(Increase)/decrease in accrued interest receivable	(87)	(86)	48
Increase/(decrease) in accrued interest payable	56	(52)	(143)
Increase/(decrease) in current tax liabilities	(303)	(42)	23
Increase/(decrease) in deferred tax liabilities	(25)	(252)	(71)
(Increase)/decrease in deferred tax assets	(142)	(135)	(5)
(Increase)/decrease in excess of net market value over net assets of a controlled entity	—	363	(102)

Net cash provided by/(used in) operating activities	3,749	1,076	2,690

Non cash operating, investing and financing activities

Controlled entities and business acquired

        On 31 October 2002, Westpac acquired most of the businesses of BT Funds Management for $900 million, which was funded from existing financing sources. An additional payment of up to $150 million may be paid, contingent upon exceeding certain performance hurdles in the future. Finalisation of settlement adjustments relating to the acquisition remain outstanding, no material impact on goodwill is expected.

        On 16 October 2002, Westpac acquired a 51% shareholding in Hastings Funds Management Limited ("Hastings") for $36 million. Further payments, to acquire the remaining 49%, are contingent upon Hastings' financial and operational performance over the next three years.

	Half-year to
	31 March 2003 $m	30 September 2002 $m	31 March 2002 $m
Details of assets and liabilities of controlled entities and businesses acquired are as follows:
Cash	129	—	—
Investment securities	70	—	—
Fixed assets	29	4	—
Life insurance assets	2,433	—	—
Other assets	184	34	—
Due to other financial institutions	(10)	—	—
Life insurance policy liabilities	(2,378)	—	—
Other liabilities	(399)	(40)	—

Fair value of identifiable net assets acquired	58	(2)	—
Goodwill	891	330	—
Minority interests	(3)	—	—

	946	328	—

Cash consideration and acquisition costs	(946)	(328)	—
Cash acquired	129	—	—

Cash paid for acquisitions (net of cash acquired)	(817)	(328)	—

	Half-year to
	31 March 2003 $m	30 September 2002 $m	31 March 2002 $m
Controlled entities and businesses disposed Details of assets and liabilities of controlled entities and businesses disposed of are as follows:
Cash at bank	—	458	—
Loans	62	9,485	—
Fixed assets	—	28	—
Other assets	—	131	—
Deposits and public borrowings	—	(8,105)	—
Other liabilities	—	(154)	—

Net assets of entities and businesses disposed	62	1,843	—
Gain on disposal(1)	—	751	—

Cash consideration (net of sale costs)	62	2,594	—

(1)
The net profit on sale of shares in Australian Guarantee Corporation Limited and certain assets of Australian Guarantee Corporation (N.Z.) Limited was $751 million before tax and $754 million after a tax credit of $3 million.

DIRECTORS' DECLARATION

        In accordance with a resolution of the Directors of the Parent Entity, the Directors declare that:

  (a)
  the consolidated financial statements and notes set out on pages 2 to 14:

  (i)
  comply with Accounting Standards, the Corporations Act 2001, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

  (ii)
  give a true and fair view of the consolidated entity's financial position as at 31 March 2003 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

  (b)
  In the Directors' opinion there are reasonable grounds to believe that the Parent Entity will be able to pay its debts as and when they become due and payable.

Dated at Sydney this 8th day of May 2003.

For and on behalf of the Board.

L.A. Davis	D.R. Morgan
Chairman	Managing Director and
Chief Executive Officer

Independent review report to the shareholders of Westpac Banking Corporation

Statement

        Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report, set out on pages 2 to 15, is not presented in accordance with:

  •
  the Corporations Act 2001 in Australia, including giving a true and fair view of the financial position of the Group (defined below) as at 31 March 2003 and of its performance for the half-year ended on that date

  •
  Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.

        This statement must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Scope and summary of our role

The financial report—responsibility and content

        The preparation of the financial report for the half-year ended 31 March 2003 is the responsibility of the Directors of Westpac Banking Corporation ("Westpac"). It includes the financial statements for the Westpac Banking Corporation Group ("the Group"), which incorporates Westpac and the entities it controlled during the half-year ended 31 March 2003.

The auditor's role and work

        We conducted an independent review of the financial report in order for Westpac to lodge the financial report with the Australian Securities & Investments Commission. Our role was to conduct the review in accordance with Australian Auditing Standards applicable to review engagements. Our review did not involve an analysis of the prudence of business decisions made by the directors or management.

        This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly a view in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia and the Corporation Regulations 2001, which is consistent with our understanding of the Group's financial position, and its performance as represented by the results of its operations and cash flows.

        The review procedures performed were limited primarily to:

  •
  inquiries of Westpac personnel of certain internal controls, transactions and individual items

  •
  analytical procedures applied to financial data.

        These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Independence

        As auditor, we are required to be independent of the Group and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the Corporations Act 2001 and the Auditing and Assurance Standards Board.

        In addition to our statutory audit and review work, we were engaged to undertake other services for the Group. In our opinion the provision of these services has not impaired our independence.

PricewaterhouseCoopers

R Chowdry	Sydney, Australia
Partner	8 May 2003

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WESTPAC BANKING CORPORATION ABN 33 007 457 141 INTERIM FINANCIAL REPORT 31 MARCH 2003
Westpac Banking Corporation and its controlled entities
Notes to the consolidated financial statements For the half-year ended 31 March 2003 Westpac Banking Corporation and its controlled entities